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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
January 9, 2019

Manulife announces intention to redeem 2.811% Fixed/Floating Subordinated Debentures

TORONTO – The Manufacturers Life Insurance Company (“MLI”) today announced its intention to redeem at par on February 21, 2019 all of its outstanding $500,000,000 principal amount of 2.811% Fixed/Floating Subordinated Debentures (the “Debentures”) due February 21, 2024. The Debentures are redeemable at MLI’s option on or after February 21, 2019 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MLI’s Amended and Restated Trust Indenture.

Interest on the Debentures will cease to accrue on the redemption date.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had about 35,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of September 30, 2018, we had over $1.1 trillion (US$863 billion) in assets under management and administration, and in the previous 12 months we made $27.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 647-528-9601 Brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com